THOMPSON	ATLANTA CINCINNATI COLUMBUS NEW YORK
HINE	BRUSSELS CLEVELAND DAYTON WASHINGTON, D.C.

June 25, 2010

VIA EDGAR (Correspondence Filing)

Ms. Deborah O’Neal-Johnson U.S. Securities & Exchange Commission 100 F Street, N.E. Washington, DC 20549

RE:

Catalyst Funds  (the “Registrant”)

Post-Effective Amendment No. 35

File Nos. 333-132541; 811-21872

Dear Ms. O’Neal-Johnson:

On behalf of the Registrant, this letter responds to the comments you provided to Lynee Hicks with respect to Post-Effective Amendment No. 35 to the Registrant’s Registration Statement (the “Amendment”) filed with respect to the AmericaFirst Income Trends Fund, the AmericaFirst Absolute Return Fund and the AmericaFirst Quantitative Strategies Fund (each a “Fund,” collectively, the “Funds”).  Your comments are set forth below and each is followed by the Registrant’s response.

Prospectus

Comment 1:	If the Registrant intends to use a summary prospectus, please provide the legend required by Rule 498(B)(1)(b) for the Staff’s review prior to the Amendments’ effective dates.
Response:

The following is the legend that will be included with the Registrant’s summary prospectuses:

“Before you invest, you may want to review the Fund’s complete prospectus, which contains more information about the Fund and its risks. You can find the Fund’s prospectus and other information about the Fund online at www.afcm-quant.com.  You can also get this information at no cost by calling 1-866-960-1355, or by asking any financial intermediary that offers shares of the Fund. The Fund’s prospectus and statement of additional information, both dated July 1, 2010, are incorporated by reference into this summary prospectus and may be obtained, free of charge, at the website or phone number noted above.”

Comment 2:

In the “Investment Objective” for the AmericaFirst Income Trends Fund, please describe why common stock volatility is used as the benchmark for the Fund’s investment objective to achieve a “high rate of current income.”  Also, please revise the reference to “1/2 the volatility of common stocks” to clarify the volatility that is being measured.

Response:

The Investment Objective for the AmericaFirst Income Trends Fund has been revised to read as follows:

“The Fund seeks to achieve a high rate of current income and total return with lower volatility than common stocks as measured by the standard deviation~~with ½ the volatility of common stocks~~.”

Comment 3:

In the “Fees and Expenses of the Fund” section for each series, please complete the page number in the following sentence:

“More information about these and other discounts is available from your financial professional and in How to Purchase Shares on page [_] of the Fund’s Prospectus.”

Response:	The page numbers will be completed when the definitive prospectus is filed. Pagination is not determined until the final print layout is determined.
Comment 4:

In the footnote describing the advisor’s contractual fee waiver in the
“Fees and Expenses of the Fund” section of each series, please disclose to the Staff supplementally whether the advisor can unilaterally terminate the fee waiver.

Response:	The fee waiver can only be terminated with the approval of the Board of Trustees.
Comment 5:	In the “Example” section of each series, please delete the following disclosure: “…, reinvest dividends and distributions,…”
Response:	The disclosures have been revised as requested.
Comment 6:

In the “Principal Investment Strategies” section for the AmericaFirst Income Trends Fund, please briefly summarize the advisor’s “proprietary multi-pronged model.”  Also, please include disclosure regarding the Fund’s maturity policy.

Response:

The following is the revised disclosure under the “Principal Investment Strategies” section for the AmericaFirst Income Trends Fund:

“The Fund seeks to achieve its objective by investing in a portfolio of preferred stock and convertible preferred stock selected by applying ~~a proprietary multi-pronged model that considers~~quantitative modeling techniques that uses numerous factors including (but not limited to) dividend yield, price momentum, trading volume, bid/ask spread, and price as compared to simple ~~&~~and exponential moving averages. The Fund rebalances on a quarterly basis based upon the results of the model.  Investment decisions are strictly based on the results of the quantitative model without emotion or subjective analysis.  ~~The model is quantitative and unemotional in its approach.~~The model upon which the Fund is based was developed by the Fund’s advisor, AmericaFirst Capital Management, LLC.  The Fund invests without restriction as to issuer capitalization, maturity or credit quality.”

Comment 7:	In the “Principal Risks of Investing in the Fund” section for the AmericaFirst Income Trends Fund, please add disclosure regarding interest rate risk.
Response:

The following disclosure has been added to the “Principal Risks of Investing in the Fund” section and the “Additional Information About the Funds’ Principal Investment Strategies and Related Risks” section for the AmericaFirst Income Trends Fund:

“Interest Rate Risk. Interest rate risk is the risk that bond prices overall, including the prices of securities held by the Fund, will decline over short or even long periods of time due to rising interest rates. Bonds with longer maturities tend to be more sensitive to interest rates than bonds with shorter maturities.”

Comment 8:

In the “Performance” section of each series, please delete the following disclosure:

“Also, shareholder reports containing performance and financial information will be mailed to shareholders semi-annually.”

Response:	The disclosures have been revised as requested.
Comment 9:	In the “Tax Information” section of each series, please include disclosure regarding the fact that distributions may be taxable upon withdrawal from a tax-free plan.
Response:

The following disclosure has been added as the last sentence of the “Tax Information” section of each series:

“If you are investing in a tax-free plan, distributions may be taxable upon withdrawal from the plan.”

Comment 10:	In the “Fees and Expenses of the Fund” section for the AmericaFirst Absolute Return Fund, please delete footnote 1 as “Other Expenses” are not based on estimates in this case.
Response:	The disclosure has been revised as requested, and the remaining footnotes have been renumbered accordingly.
Comment 11:	Please disclose to the Staff whether the AmericaFirst Absolute Return Fund intends to invest in any leveraged ETFs.
Response:	After consultation with the Funds’ investment adviser, we can inform you that the Fund will not invest in leveraged ETFs.
Comment 12:

In the “Principal Investment Strategies” section for the AmericaFirst Absolute Return Fund, if short sales are a part of the Fund’s principal investment strategy, please add disclosure regarding the risks of engaging in short sales.  Also, to the extent the Fund intends to engage in short sales, please confirm that short interest will be included in the AmericaFirst Absolute Return Fund’s fee tables.

Response:

Because short sales will generally be limited to shorting ETFs and is not a principal strategy, the risk of engaging in short sales is not a principal risk, and therefore, the disclosure regarding shorting generally is included in the Statement of Additional Information.

Nevertheless, the dividend expenses associated with selling securities short is included in the Fund’s fee table.

Comment 13:	In the “Principal Risks of Investing in the Fund” section, please generally abbreviate all of the risk disclosure.
Response:

Each risk disclosure been revised as follows to the extent that it is applicable to a particular Fund:

• Acquired Fund Strategy Risk.  Each Acquired Fund is subject to specific risks, depending on the nature of the Acquired Fund.  These risks could include liquidity risk, sector risk, foreign and emerging market risk, layering of expenses, as well as risks associated with fixed income securities, real estate investments, and commodities.  ~~Additionally, UITs may be subject to greater liquidity risk than other types of Acquired Funds if the trust were unable to liquidate its portfolio securities to meet redemption requests at prices at or near those used to calculate the trust’s net asset value.  ETFs typically incur fees that are separate from those of the Fund. Accordingly, the Fund’s investments in ETFs will result in the layering of expenses such that shareholders will indirectly bear a proportionate share of the ETFs’ operating expenses, in addition to paying Fund expenses.~~

• Commodity Related Risk. The Fund’s exposure to the commodities markets may subject the Fund to greater volatility than investments in traditional securities due to ~~The value of commodity-linked derivative instruments, commodity-based exchange traded trusts, commodity-based mutual funds, and commodity-based exchange traded funds may be affected by changes in overall market movements, commodity index volatility, changes in interest rates, or sectors affecting a particular industry or commodity, such as drought, floods, weather, livestock disease, embargoes, tariffs and international economic, political and regulatory developments.~~ changes in interest rates, or changes affecting a particular industry, sector or commodity, such as drought, floods, weather, livestock disease, embargoes, tariffs and international economic, political and regulatory developments.

• Credit Risk.  There is a risk that issuers and counterparties will not make payments on securities and other investments held by the Fund, resulting in losses to the Fund.  ~~In addition, the credit quality of securities held by the Fund may be lowered if an issuer’s financial condition changes.  The Fund may invest, directly or indirectly, in “junk bonds,” which the Fund defines as those rated below Baa3 by Moody’s or equivalently by another Nationally Recognized Statistical Rating Agency, or determined by the advisor to be of similar quality. Such securities are speculative investments that carry greater risks than higher quality debt securities.~~

• Emerging Markets. Investing in emerging markets involves not only the risks described below with respect to investing in foreign securities, but also other risks, including exposure to economic structures that are generally less diverse and mature, and to political systems that can be expected to have less stability, than those of developed countries.  ~~For example, emerging markets may experience significant declines in value due to political and currency volatility.  Other characteristics of emerging markets that may affect investment include certain national policies that may restrict investment by foreigners in issuers or industries deemed sensitive to relevant national interests and the absence of developed structures governing private and foreign investments and private property.  The typically small size of the markets of securities of issuers located in emerging markets and the possibility of a low or nonexistent volume of trading in those securities may also result in a lack of liquidity and in price volatility of those securities.~~

• Fixed Income Risk. When the Fund invests in fixed income securities, or Acquired Funds that own bonds, the value of your investment in the Fund will fluctuate with changes in interest rates. ~~Typically, a rise in interest rates causes a decline in the value of bond funds owned by the Fund. In general, the market price of debt securities with longer maturities will increase or decrease more in response to changes in interest rates than the market price of shorter-term securities.~~  Other risk factors include credit risk (the debtor may default) and prepayment risk (the debtor may pay its obligation early, reducing the amount of interest payments).~~These risks could affect the value of a particular investment by the Fund possibly causing the Fund’s share price and total return to be reduced and fluctuate more than other types of investments.  In addition, Acquired Funds may invest in what are sometimes referred to as “junk bonds.” Such securities are speculative investments that carry greater risks and are more susceptible to real or perceived adverse economic and competitive industry conditions than higher quality debt securities.~~

• Foreign and Currency Exposure Risk. Foreign markets can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market, or economic developments and can perform differently from the U.S. market.  The value of foreign securities is also affected by the value of the local currency relative to the U.S. dollar. ~~The value of foreign investments may be affected by changes in exchange control regulations, application of foreign tax laws (including withholding tax), changes in governmental administration or economic or monetary policy (in this country or abroad) or changed circumstances in dealings between nations.   Special risks associated with investments in foreign markets may include less liquidity, greater volatility, less developed or less efficient trading markets, lack of comprehensive company information, political instability and differing auditing and legal standards.~~

•    Growth Sector Risk. ~~Another area of risk involves the focus of the Fund’s assets in securities in the growth sector, including the defensive growth sector.  Growth companies are those which the advisor believes will experience significant earnings and/or revenue growth when compared to other companies with more stable outlooks.  The advisor expects that these rapidly growing companies will continue to increase in value thereby allowing the Fund to reap the benefits of large capital gains.~~ In general, growth funds are more volatile than other types of funds.  Since the Fund invests more heavily in the growth sector, the value of its shares may be especially sensitive to factors and economic risks that specifically affect that sector. As a result, the Fund’s share price may fluctuate more widely than the value of shares of a mutual fund that invests in a broader range of industries.

• High-Yield Risk.  High-yield, high-risk securities, commonly called “junk bonds,” are considered speculative. While generally providing greater income than investments in higher-quality securities, these lower-quality securities will involve greater risk of principal and income that higher-quality securities~~, including the possibility of default or bankruptcy of the issuers of the security.  Like other fixed-income securities, the value of high yield securities will also fluctuate as interest rates change~~.

• Inverse ETF Risk. Inverse or “short” ETFs seek to deliver returns that are opposite of the return of a benchmark (e.g., if the benchmark goes up by 1%, the ETF will go down by 1%), typically using a combination of derivative strategies.  Inverse ETFs contain all of the risks that regular ETFs present.  Because inverse ETFs typically seek to obtain their objective on a daily basis, holding inverse ETFs for longer than a day may produce unexpected results particularly when the benchmark index experiences large ups and downs. Inverse ETFs may also be leveraged. ~~Inverse ETFs contain all of the risks that regular ETFs present. Additionally, to the extent the Fund invests in ETFs that seek to provide investment results that match a negative return of the performance of an underlying index, the Fund will indirectly be subject to the risk that the performance of such ETF will fall as the performance of that ETF's benchmark rises - a result that is the opposite from traditional mutual funds.~~

• Interest Rate Risk. Interest rate risk is the risk that bond prices overall, including the prices of securities held by the Fund, will decline over short or even long periods of time due to rising interest rates. Bonds with longer maturities tend to be more sensitive to interest rates than bonds with shorter maturities.

• Limited History of Operations. The Fund is a relatively new mutual fund and has a limited history of operations.

• Liquidity Risk.  Liquidity risk exists when particular investments of the Fund would be difficult to purchase or sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring a Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations.

• Management Risk.  The portfolio manager’s judgments about the attractiveness, value and potential appreciation of particular asset classes, sectors, Acquired Funds or other securities in which the Fund invests may prove to be incorrect and there is no guarantee that the portfolio manager’s judgment will produce the desired results.

• Preferred Stock Risk.  The value of preferred stocks will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of preferred stock.  Preferred stocks are also subject to credit risk, which is the possibility that an issuer of preferred stock will fail to make its dividend payments.  ~~Preferred stocks are also subject to credit risk, which is the possibility that an issuer of preferred stock will fail to make its dividend payments.  Preferred stock prices tend to move more slowly upwards than common stock prices.~~

• Real Estate Risk.  The Fund is subject to the risks of the real estate market as a whole, such as taxation, regulations and economic and political factors that negatively impact the real estate market and the direct ownership of real estate.  ~~These may include decreases in real estate values, overbuilding, rising operating costs, interest rates and property taxes. In addition, some real estate related investments are not fully diversified and are subject to the risks associated with financing a limited number of projects.~~  Real Estate Investment Trusts (“REITs”) are heavily dependent upon the management team and are subject to heavy cash flow dependency, defaults by borrowers and self-liquidation.

• Security Risk.  The value of the Fund may decrease in response to the activities and financial prospects of an individual security in the Fund’s portfolio.

• Small and Medium (Mid) Capitalization Stock Risk.  ~~To the extent the Fund invests in the stocks of small and mid-capitalization companies, the Fund may be subject to additional risks.~~  The earnings and prospects of small and mid-capitalization~~these~~ companies are more volatile than larger companies, they may experience higher failure rates than larger companies and normally have a lower trading volume than larger companies, which may tend to make their market price fall more disproportionately than larger companies in response to selling pressures. ~~Small and mid-capitalization companies may have limited markets, product lines or financial resources and may lack management experience.~~

• Stock Market Risk.  Overall stock market risks may also affect the value of the Fund.  Factors such as domestic economic growth and market conditions, interest rate levels and political events affect the securities markets.

• Stock Value Risk.  Stocks involve the risk that they may never reach what the portfolio manager believes is their full market value, either because the market fails to recognize the stock’s intrinsic worth or the manager misgauged that worth. ~~They also may decline in price, even though, in theory, they are already undervalued. Because different types of stocks tend to shift in and out of favor depending on market and economic conditions, the Fund’s performance may sometimes be lower or higher than that of other types of funds (such as those emphasizing only stocks of a particular market cap, industry or investment strategy).~~

•Tracking Risk.  Investment in the Fund should be made with the understanding that the Acquired Funds in which the Fund invests will not be able to replicate exactly the performance of the indices or sector they track because the total return generated by the securities will be reduced by transaction costs incurred in adjusting the actual balance of the securities. ~~In addition, the Acquired Funds in which the Fund invests will incur expenses not incurred by their applicable indices. Certain securities comprising the indices tracked by the ETFs or Acquired Funds may, from time to time, temporarily be unavailable, which may further impede the ETFs’ and Acquired Funds ability to track their applicable indices.~~

Comment 14:

In the “Principal Risks of Investing in the Fund” section for the AmericaFirst Absolute Return Fund, there is disclosure regarding the risks of investing in emerging markets and real estate; however, no disclosure regarding investment in emerging markets or real estate is included in the “Principal Investment Strategies” section.  If the Fund will invest in emerging markets or real estate as a part of the Fund’s principal investment strategy, please add the requisite disclosure to the  “Principal Investment Strategies” section of the Prospectus.  If the Fund will not invest in emerging markets or real estate as a part of the Fund’s principal investment strategy, please delete the relevant risk disclosure from the “Principal Risks of Investing in the Fund” section.

Response:

After discussion with the Fund’s investment adviser, it was determined to delete the disclosure regarding emerging markets from the prospectus.  With regard to real estate, the Fund may invest in shares of Real Estate Investment Trusts.  Accordingly, the first sentence of the second paragraph of the “Principal Investment Strategies” section has been revised to include shares of real estate investment companies (REITs).

Comment 15:	In the “Example” section, please confirm that the advisor’s contractual fee waiver is being applied only to the “1 Year” expense example.
Response:	The Registrant has confirmed that the advisor’s contractual fee waiver is being applied only to the “1 Year” expense example.
Comment 16:

In the “Portfolio Turnover” section for the AmericaFirst Absolute Return Fund, with regard to the fact that the portfolio turnover ratio for the fiscal year ended June 30, 2009 was 188.73%, if frequent trading is part of the Fund’s principal investment strategy, please include disclosure to that effect.  If frequent trading is not a part of the Fund’s principal investment strategy and the Fund’s portfolio turnover for the last fiscal year is a result of a one time event, please disclose so supplementally.

Response:

After discussion with the Fund’s investment adviser, the following disclosure will be added to the “Portfolio Turnover” section of the AmericaFirst Absolute Return Fund prospectus:

“The Fund will rebalance its holdings, based on the quantitative models, on a quarterly basis.  As a result, the Fund may have portfolio turnover rates significantly in excess of 100%. Increased portfolio turnover causes the Fund to incur higher brokerage costs, which may adversely affect the Fund’s performance, and may produce increased taxable distributions.”

Comment 17:

In the “Principal Investment Strategies” section for the AmericaFirst Quantitative Strategies Fund, with regard to the Fund’s investments in equity and fixed income securities, please disclose the market capitalization range.  Please also disclose the rating and maturity policy for the fixed income securities in which the Fund invests.

Response:

Regarding the market capitalization range in which the Fund will invest, the following disclosure has been added:

“The Fund will invest in equity securities regardless of market capitalization.”

Regarding the Fund’s rating and maturity policy, the following disclosure has been added:

“With regard to fixed income securities, the Advisor will typically invest in U.S. Treasury securities.  However, the Fund may invest in other fixed income securities regardless of maturity or credit rating.”

Comment 18:	With regard to the AmericaFirst Quantitative Strategies Fund’s investment in ETFs, please include disclosure regarding the underlying investments in which the Fund invests.
Response:

The following disclosure has been added to the “Principal Investment Strategies” section for the AmericaFirst Quantitative Strategies Fund:

“ETFs in which the Fund may invest include those providing exposure to particular segments of the securities markets including commodities, certain industries or sectors, securities index tracking ETFs and on occasion inverse ETFs.”

Comment 19:

In the “Principal Investment Strategies” section for the AmericaFirst Quantitative Strategies Fund, please add disclosure regarding the “optimization process” used by the advisor and disclosure regarding the phrase “Quantitative Strategies” in the Fund’s name.

Response:

The following disclosure has been added to the “Principal Investment Strategies” section for the AmericaFirst Quantitative Strategies Fund:

“The name “Quantitative Strategies” refers to the investment adviser’s use of objective, data-based quantitative information to make investment decisions rather than subjective or emotional investment decisions.  The “optimization process” refers to the computer-based process of analyzing and combining data from several dissimilar quantitative strategies to achieve an appropriate risk/return profile for the Fund.”

Comment 20:	In the “Performance” section for the AmericaFirst Quantitative Strategies Fund, please add brief disclosure regarding the nature of the change in the Fund’s investment strategy.
Response:

The following disclosure has been added to the “Performance” section for the AmericaFirst Quantitative Strategies Fund:

“Prior to November 2008, the Fund (formerly named the AmericaFirst Income Strategies Fund), had an objective of achieving current income consistent with capital appreciation and invested primarily in preferred stocks.”

Comment 21:

In the “Performance” section for the AmericaFirst Quantitative Strategies Fund, please delete the following disclosure:

“Shareholder reports containing financial and performance information will be mailed to shareholders semi-annually.”

Response:	The disclosure has been revised as requested.
Comment 22:

In the “Performance” section for the AmericaFirst Quantitative Strategies Fund, the disclosure indicates that updated performance information will be available at no cost by calling a toll-free number.  Will this disclosure be included on each Fund’s respective website as well?

Response:	After discussion with the Fund’s investment adviser, we have confirmed that the disclosure will be included on the Funds’ website.
Comment 23:

In the “Average Annual Total Returns” table, please add the following disclosure to the line item for index returns:

“(reflects no deduction for fees, expenses or taxes)”

Please also add the index returns to the Class C portion of the table.

Response:	The requested disclosure has been added.
Comment 24:	In the last paragraph of the “Performance” section for the AmericaFirst Quantitative Strategies Fund, please delete the disclosure regarding the Fund’s primary benchmark index.
Response:	The disclosure has been revised as requested.
Comment 25:

In the “Additional Information About the Funds’ Principal Investment Strategies and Related Risks, Principal Investment Strategies” section, with regard to the AmericaFirst Quantitative Strategies Fund, the disclosure is identical to that presented in the “Principal Investment Strategies” section.  Please add more disclosure regarding the Fund’s principal investment strategies to the “Additional Information” section.

Response:

After review of the disclosure and discussion with the Fund’s investment adviser, it was determined that the disclosure succinctly and accurately described the investment process and additional disclosure regarding the quantitative investment strategy would be highly technical and would not be useful to investors.  Accordingly, no change has been made to the “Principal Investment Strategies” section or the “Additional Information About the Funds’ Principal Investment Strategies and Related Risks, Principal Investment Strategies”

Comment 26:

In the “Portfolio Holdings Disclosure Policies” section, please indicate whether the description of the Funds’ policies regarding disclosure of the securities in the Funds’ portfolios will also be available on the Funds’ respective websites.

Response:

After discussion with the Funds’ investment adviser, it was determined that the information will be available on the Funds’ website and disclosure regarding that fact has been added to the “Portfolio Holdings Disclosure Policies” section.

Comment 27:

In the “Other Purchase Information” section, to the extent that it is possible to add more specificity regarding the Funds’ policies and procedures with respect to purchases of Fund shares, please do so.

Response:

After review of the disclosure and discussion with the Fund’s investment adviser, it was determined that the disclosure in the “Other Purchase Information” section, along with the other disclosures in the “How to Buy Shares” section succinctly and accurately describes all other information regarding the purchase process.   Accordingly, no change has been made to the “Other Purchase Information section.

Comment 28:	In the “How to Redeem Shares” section, there is disclosure regarding a $15 wire transfer fee. Please include disclosure regarding this fee in the “Fees and Expenses of the Fund” tables.
Response:	The disclosure has been revised as requested.
Comment 29:	Please delete the following disclosure following the “Privacy Policy”: “THIS PRIVACY POLICY IS NOT PART OF THE PROSPECTUS”
Response:	The disclosure has been revised as requested.

Statement of Additional Information

Comment 1:	Please add the Funds’ ticker symbols to the first page of the Statements of Additional Information.
Response:	The ticker symbols have been added as requested.
Comment 2:

Please provide the disclosure regarding risk oversight and the Trustees’ overall merits to serve as Trustee, including a summary of (i) experience, (ii) qualifications, (iii) attributes, and (iv) skills for the Staff’s review prior to the dates of the Amendments’ effectiveness.

Response:

The following disclosure regarding Fund governance has been added:

The Trust is led by Mr. Jerry Szilagyi, who has served as the Chairman of the Board since 2010.  Mr. Szilagyi is an interested person by virtue of his controlling interest in Catalyst Capitol Advisors LLC, investment adviser to certain of the Funds.  The Board of Trustees is comprised of Mr. Szilagyi, an Interested Trustee, and Mr. Tobias Caldwell, Mr. Tiberiu Weisz and Dr. Bert Pariser, each  Independent Trustees.  The Trust does not have a Lead Independent Trustee, but governance guidelines provide that Independent Trustees will meet in executive session at each Board meeting.  Under the Trust’s bylaws and governance guidelines, the Chairman of the Board is responsible for (a) chairing board meetings, (b) setting the agendas for these meetings and (c) providing information to board members in advance of each Board meeting and between Board meetings.  .  The Trustees believe this is the most appropriate leadership structure for the Trust given Mr. Szilagyi’s background in the investment management industry and his experience in providing both advisory and administrative services to other mutual funds.

Mr. Caldwell, Mr. Weisz and Dr. Pariser serve on the Board’s Audit Committee.   The Board’s Audit Committee is a standing independent committee with a separate chair.  The Board oversees risk management, and the full Board engages in discussions of risk management and receives reports on investment and compliance risk from the Chief Compliance Officer at quarterly meetings and on an ad hoc basis, when and if necessary.  The Audit Committee considers financial reporting risk to be within its area of responsibilities.  Generally, the Board believes that its oversight of material risks is adequately maintained through the risk-reporting chain where the Chief Compliance Officer is the primary recipient and communicator of such risk-related information. The Board also meets with and receives reports from the Trust’s independent registered public accounting firm.  During the fiscal year ended June 30, 2009, the Audit Committee met five times.

Mr. Szilagyi is the managing member of Catalyst Capital Advisors, an original sponsor of the Trust.  Mr. Szilagyi has many year of experience managing mutual funds and providing administrative services to other mutual funds.  His experience in the investment management industry makes him uniquely qualified to serve as the Trust’s Chairman.  Mr. Caldwell is the manager of a real estate investment firm.  Mr. Caldwell’s experience in the real estate and investment industries provides the Board with an additional perspective and understanding of investment strategies used by advisers to the Funds.  Mr. Weisz is an attorney and provides the Board with insight and experience regarding their duties and standards of care. as well and legal procedures related to the Board’s responsibilities.  Mr. Pariser in the managing partner of a technology consulting firm and has served on the Boards of many other companies.  His experience with other Boards provides the Trustees with insight as to the manner in which matters are handled in other corporate settings, including the hiring and use of professionals such as counsel and audit firms.

Comment 3:	In the “Financial Statements” section, please revise the disclosure to indicate that the “Annual Report for the fiscal year ended June 30, 2010” will be provided by subsequent amendment.
Response:

The disclosure has been revised to reflect that the Fund’s Annual Report to Shareholders for the fiscal year ended June 30, 2009 and the Semi-Annual Report to Shareholders for the period ended December 31, 2009 are being incorporated by reference as the Annual Report for the fiscal year ended June 30, 2010 is not yet available.

General

Comment 1:	Please provide a statement in response to the generic “Tandy” comments.
Response:

The Registrant has authorized us to acknowledge on its behalf that:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact JoAnn Strasser at (513) 352-6725.

Sincerely,

/s/ Thompson Hine LLP

Thompson Hine LLP